Meridian Holdings, Inc.

RE: Response to SEC Comments of July 21, 2005

This is a response to your comments dated July 21, 2005 regarding our 10KSB/A amendment No. 1 for 2004 year end.

Consolidated Financial Statements

Comment #1: Consolidated Statements of Operations

Response


The consolidated financial statement have been restated to remove the judgment receivable from the finance because of issue regarding gain contingency

Consolidated Statements of Cash Flows
Comment #2 : The issue regarding non-footing  of the December
31, 2004 Cash flow Statement

Response
This has been corrected and re-stated accordingly

Comment #3: Issue regarding the current portion of long term debt.

Response

This item has been corrected, with reclassification of the Liability section of the balance sheet

Notes to Consolidated Financial Statements
Note 1-Summary of Significant Accounting Policies

Equity Method, page F-7

Comment# 4
Issue regarding current ownership percentage of our investments in CGI Communications Services, Inc.

Response

12..Equity  Method  Investments

APB  Opinion  No. 18,  The Equity  Method  of  Accounting  for  Investments in
Common Stock, states that use of the equity method of accounting for investments is required if the investor has the ability to exercise significant influence over operating and financial policies of the investee.

Paragraph 17 of the Opinion 18 establishes standards for use of the equity method to account for investments in common stock other than subsidiaries and corporate joint ventures. It states that:

"The (Accounting Principles) Board concludes that the equity method of Accounting for an investment in common stock should also be followed by an investor whose investments in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making process, material intercompany transactions, interchange of managerial personnel, or technological dependency"

" ... In order to achieve reasonable degree of uniformity in application, the (Accounting Principle) Board concludes that an investment
(direct or indirect) of 20% or more of the voting stock of an investee Should lead to a presumption in absence of evidence to the contrary that an investor has the ability to exercise significant influence over investee. "

Summary financial information for CGI as of and for the two years ended December 31, 2004 and 2003 respectively is presented in the following
Table:

<BTB>
                              2004                      2003
                            (unaudited)             (unaudited)
Long-term assets             $ 5,262,450           $  4,466,282
Total assets                   5,262,929              4,472,049
Current liabilities            1,603,326              1,483,358
Total liabilities              1,603,326              1,483,358
Revenues                               -                      -
Gross margin                           -                      -
Net income (loss)              (125,256)              (287,449)

The differences in the underlying net equity of the above-described investees and the investment balances recorded at December 31, 2004 and 2003 respectively are as a result of the initial acquisition accounting of the Company's percentage interests. As at December 31, 2004, the registrant has a 26.8% equity interest in CGI Communications Services, Inc. The net loss of CGI for the year ended in December 31, 2004 was $125,256, and $33,538 representing 26.8% of net loss have been reflected in the Income Statement of the registrant, in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock

The Company continues to assess for impairment of its investment in CGI Communications Services, Inc., by evaluating whether an event or change in circumstances has occurred in the current reporting period that may have significant adverse effect on the fair value of the investment.

The impairment indicators utilized by the company includes but not limited to the following:

1. A significant deterioration in the earnings performance, credit rating asset quality, or business prospects of the investee
2. A significant adverse change in the regulatory, economic, or technological environment of the investee
3. A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates
4. A bona fide offer to purchase (whether solicited or unsolicited), an offer by the investee to sell, or a completed auction process for the same or similar Security  for  an  amount  less  than  the  cost  of  the  investment.
5. Factors that raise significant concerns about the investee's ability to continue as a going concern, such as a negative cashflows from operations, working capital deficiencies, or non-compliance with statutory capital requirements or debt covenants.

Based on the registrants most recent assessment, the fair value of its investment in CGI Communications Services exceeds the carrying value.

Note 8-Income Taxes, page F-10

Comment# 5

Response

The Company utilizes the liability method of accounting for income taxes. Under The liability method deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax bases of the assets and liabilities and are measured using the enacted tax rates and laws that will be in effect, when the differences are expected to reverse. An allowance against deferred tax assets is recorded, when it is more likely than not, that such tax benefit will not be realized.

On December 31, 2004 and 2003, the Company had a net operating losses available For carry forward of $981,035 and $458,808 respectively. The tax benefit of This loss carryforward has been fully offset by a valuation reserve because the use to the tax benefit is undetermined since there is no reasonable method to determine the usage of this carryforward in the future. The loss carryforward will start to expire in 2018.

Note 10-Stock Option Plan, Page F-11

Comment #6 and 7

Response

The Company adopted SFAS No. 123, "Accounting for Stock-based Compensation," which establishes financial accounting and reporting standards for stock-based compensation. SFAS No. 123 generally suggests, but does not require, stock-based employee compensation transactions be accounted for based on the fair value of the consideration received, or the fair value of the equity instruments issued, whichever is more reliably measurable. Companies that do not elect to change their accounting for employee stock-based compensation are required to disclose the effect on net income as if the provisions of SFAS No. 123 were followed. The Company has decided to retain the provisions of APB Opinion No. 25, and related interpretations thereof, for recognizing stock-based compensation expense for employees, which includes members of the board of directors. Non-employee stock compensation is recorded at fair value in accordance with SFAS No. 123. During the second quarter of 2004, the company issued 5,000,000 shares of its common stock to its', employees and directors as par the incentive stock option plan, for non cash consideration.

This has been included in the finance as a non-cash transaction.

Proforma disclosure of the effect of accounting for stock options under Statement of Financial Accounting Standard (FAS 123) is required. The Company accounts for its stock options in accordance with APB 25 " Accounting for Stock Issued to Employees". Under APB 25, no compensation is recognized when the exercise price of employee options is equal to the fair market value of the underlying stock on the date of the grant. For each of the Company's stock options the exercise price was equal to the estimated fair market value of the shares at the date of grant.

The summary table have been updated to reflect this transaction. Please see Page F-11.


Item 8a. Control and Procedures, Page 13

Comments # 8,9, 10 and 11

Response
This sections have been corrected and now reads as follows:
"As required by Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act" ), the Company carried out an evaluation under the Supervision and with the participation of the Company's management, including the Chief Executive Officer and President and the Principal Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of the end of this reporting period. In designing and evaluating the Company's disclosure controls and procedures, the Company and its management recognize that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, the Company's management was required to apply its reasonable judgment. Based upon the required evaluation, the Management concluded that as of March 31,
2005, the Company's disclosure controls and procedures were effective (at the "reasonable assurance" level mentioned above) to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

From time to time, the Company and its management have conducted and will continue to conduct further reviews and, from time to time put in place additional documentation, of the Company's disclosure controls and procedures, as well as its internal control over financial reporting. The Company may from time to time make changes aimed at enhancing their effectiveness, as well as changes aimed at ensuring that the Company's systems evolve with, and meet the needs of, the Company's business. These changes may include changes necessary or desirable to address recommendations of the Company's management, its counsel and/or its independent auditors, including any recommendations of its independent auditors arising out of their audits and reviews of the Company's financial statements. These changes may include changes to the Company's own systems, as well as to the systems of businesses that the Company has acquired or that the Company may acquire in the future and will, if made, be intended to enhance the effectiveness of the Company's controls and procedures. The Company is also continually striving to improve its management and operational efficiency and the Company expects that its efforts in that regard will from time to time directly or indirectly affect the Company's disclosure controls and procedures, as well as the Company's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal controls or in other factors that could significantly affect internal controls as of December 31, 2004

Comments Number 3b: Issue regarding an explanatory note.

Response
There is an explanatory note included with the amendment number 2, on the index page.

Also, the certifications pursuant to Section 302 and 906 have been amended To reflect Anthony C. Dike, as both the Principal Executive and Financial Officer.

Furthermore, the Company is responsible for the adequacy and accuracy of the disclosure in the filings and will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings.

Respectfully submitted


/s/ Anthony C. Dike
---------------------
Chairman and CEO